October 21, 2008

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Petróleo Brasileiro S.A.—PETROBRAS Form 20-F for the Fiscal Year Ended December 31, 2007 Filed May 19, 2008 File No. 1-15106
Petrobras International Finance Company Form 20-F for the Fiscal Year Ended December 31, 2007 Filed May 19, 2008 File No. 1-33121

Dear Ms. Nicholson:

By letter dated September 30, 2008, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on May 19, 2008, by Petróleo Brasileiro S.A.—PETROBRAS (“Petrobras”) and Petrobras International Finance Company (“PifCo,” and together with Petrobras, the “Companies”). The Companies are submitting herewith, via EDGAR and facsimile, responses to the Commission’s comments. For convenience, we have reproduced in italics the staff’s comments and have provided responses immediately below the comments.

Comment

1.         We note references in your 20-F to operations in Iran. We also note from certain reports that the company may have arrangements for operations in Sudan. Iran and Sudan are countries that have been identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with, Iran and Sudan. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any.

Ms. Laura Nicholson

Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each country, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of either of the two countries.

2.         We note the disclosure on page 51 that you drilled one well in Iran at the cost of U.S. $80 million. Please advise us of the estimated cost of any future commitments in Iran and Sudan.

Response to Comments 1 and 2

In 2003, Petrobras participated in an auction for exploration blocks in Iran through its wholly owned subsidiary Braspetro Oil Company—BOC, headquartered in the Cayman Islands. On July 14, 2004, Petrobras Middle East B.V. (“Petrobras ME”), a wholly owned subsidiary of Petrobras’ subsidiary Petrobras International Braspetro B.V. (“PIBBV”) with headquarters in the Netherlands, signed a service contract with the National Iranian Oil Company (“NIOC”) to explore the Tusan block in the Iranian Persian Gulf. The agreement calls for seismic data acquisition and processing and the drilling of at least two exploratory wells. Petrobras may drill additional appraisal wells to confirm the economic viability of any possible discovery. Petrobras has not provided any products, technologies, or equipment to the NIOC or to the Iranian government in connection with its operations in the Tusan block.

From 2003 through the present date, Petrobras acquired and processed seismic data at a cost of approximately U.S.$22 million and drilled two wells at a cost of approximately U.S.$156 million. Petrobras is currently deciding whether to drill an additional well in 2009 at an estimated cost of U.S.$114 million.

Due to operational delays, the service contract with the NIOC has been extended by 18 months and is currently scheduled to expire in July 2009. Petrobras has no additional commitments or further plans in Iran at this time.

Neither Petrobras nor any of its subsidiaries currently has, or ever has had, any operations, investments or interests in Sudan, whether directly or indirectly through joint ventures or other arrangements. Petrobras has no plans to initiate operations, investment or activities in Sudan in the foreseeable future.

Comment

3.         Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that various U.S. state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investments in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Ms. Laura Nicholson

Response

Petrobras has not had any assets, material liabilities, revenues or proved reserves associated with its operations in Iran in any of the last three years. Petrobras has three employees working in Iran, out of a total of approximately 73,000 employees worldwide.

As discussed above, Petrobras currently does not have, and has no plans to initiate, any operations or activities in Sudan.

Over the past six years, Petrobras’ expenditures on Iranian operations have averaged approximately 0.2% of its total expenditures.

The table below shows Petrobras’ investment in Iran from 2003 through 2008.

	2008	2007	2006	2005	2004	2003
Approximate Investment in Iran (Millions of U.S.$)	55.0(1)	80.0	33.0	1.0	4.0	5.0

___________

(1) Estimated amount for the fiscal year ended December 31, 2008.

Petrobras’ activities in the Tusan block are structured as “service contract” arrangements, meaning that its expenditures are reimbursed only if exploration results in economically viable oil discoveries. Thus, Petrobras bears the risk of exploration. At this time, Petrobras estimates that the total cost of exploration in Iran will be approximately U.S.$178 million through the end of 2008. If Petrobras discovers economically viable oil reserves, remuneration on its investment is governed by a flat rate of return. Petrobras believes that the terms of this arrangement, in view of the amounts involved and the geological aspects of the block, present a level of risk that it not unusual for exploratory activities of the kind Petrobras regularly conducts. Petrobras considers Iranian country risk to be similar to that of most oil-rich emerging market countries.

In light of the foregoing, Petrobras views its limited Iranian operations (and its lack of any activities or operations in Sudan) as not constituting, either individually or in the aggregate, a material investment risk for its security holders, or creating a material reputational risk for Petrobras. Petrobras does not believe that investors would consider its Iranian activities to be a material investment risk, either from an economic, financial or reputational point of view.

Ms. Laura Nicholson

Comment

4.         Please expand your disclosure regarding the business experience of your chief financial officer. Such disclosure should include information that would allow investors to assess Mr. Barbassa’s experience and qualifications. See Item 6.A. of Form 20-F.

Response

In future annual reports on Form 20-F, Petrobras will expand its disclosure on the business experience of Mr. Almir Guilherme Barbassa along the following lines:

Mr. Barbassa has been our Chief Financial Officer and Investor Relations Officer since July 22, 2005. Mr. Barbassa joined Petrobras in 1974 and worked in several financial and planning capacities, both in Brazil and abroad (Middle East and North Africa). From 1989 to 1992, Mr. Barbassa was the Financial Manager of Petrobras America in Houston, Texas, which explores and produces oil and gas, trades oil products and does procurement worldwide. From 1993 to July 1999, Mr. Barbassa was the Finance Director of Braspetro, the international arm of Petrobras at that time. From July 1999 to July 22, 2005, he was Petrobras’ corporate finance and treasury manager. Mr. Barbassa was formerly Chairman of Petrobras International Finance Co., Petrobras Finance Ltd, and Petrobras Netherlands BV, companies that carry out Petrobras’ international financial activities. In addition, he was an economics professor at Petrópolis Catholic University and Faculdades Integradas Bennett from 1973 to 1979. Mr. Barbassa holds a master’s degree in economics from the Fundação Getúlio Vargas.

Comment

5.         It appears that you have omitted disclosure regarding compensation on an individual basis for your directors and executive officers. Please revise your filing to include disclosure of compensation for your directors and executive officers on an individual basis, or explain why such disclosure is not required. See Item 6.B.1 of Form 20-F.

Response

The Instructions to Item 6.B.1 of Form 20-F provide, in relevant part, “Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.”

Neither Brazilian law nor the rules of the Comissão de Valores Mobiliários (“CVM”) or the Bolsa de Valores de São Paulo (“BOVESPA”) require individual disclosure of compensation paid to Petrobras’ executive officers and members of the board of directors. Petrobras treats this information as confidential for security reasons. Therefore, Petrobras is permitted to disclose compensation on an aggregate rather than on an individual basis in Item 6B of its Form 20-F.

Ms. Laura Nicholson

For 2007, the aggregate amount of compensation paid by Petrobras to all of its directors and executive officers (nine directors and seven executive officers) was approximately U.S.$4 million.

PifCo’s directors and executive officers are paid by Petrobras in respect of their function as Petrobras employees, and do not receive any additional compensation, pension or other benefits from PifCo or Petrobras in respect of their functions as PifCo directors or executive officers, as the case may be.

Comment

6.	We note that you have reported the following as non-operating items:
•	Monetary and exchange variation on monetary assets and liabilities, net;
•	Employee benefit expense for non-active participants; and;
•	Other taxes.

Supplementally, explain your basis for reporting each of these as non-operating items. As part of your response, describe the nature of the amounts included in each item. Additionally, provide reference to the authoritative literature that supports your classification.

Response

Rule 5-03 of Regulation S-X, subparts (7) through (9), instruct “commercial and industrial companies” such as Petrobras to report income and expenses from financial assets and financial liabilities as “non-operating” income and expenses on its income statement.

Monetary and Exchange Variation on Monetary Assets and Liabilities, Net

On Petrobras’ consolidated income statement, the “monetary and exchange variation on monetary assets and liabilities, net” line item relates to income or expenses generated by exchange rate variations on financial assets and liabilities associated with Petrobras indebtedness. Therefore, this income or expense is properly classified under Rule 5-03 of Regulation S-X as a non-operating item.

Employee Benefit Expense for Non-Active Participants

Petrobras classifies employee benefit expenses for non-active participants as a non-operating item on its consolidated income statement because these expenses relate primarily to financial costs associated with Petrobras’ expected pension and health care costs for retired employees who no longer contribute to Petrobras' business, as noted on pages 68 and 74 of the 2007 Form 20-F.

Ms. Laura Nicholson

During the vesting period, Petrobras accounts for its net periodic pension cost as an operating cost, which is allocated to “selling, general and administrative expenses” or “cost of sales” on Petrobras’ consolidated income statement.

After the employee retirement date, projected benefit obligations for retired employees increase primarily to reflect the time value of money. Thus, employee benefit expense for non-active participants is primarily related to the difference between the expected return on plan assets and the projected benefit obligations as adjusted to reflect the time value of money. Petrobras believes these costs should be classified as non-operating items because they are primarily financial in nature.

In the fiscal year ended December 31, 2007, approximately 76% of the total employee benefit expense for non-active participants consisted of adjustments to reflect the time value of money on the expected return on plan assets. The remaining 24% of this line item was comprised of the amortization of actuarial losses and prior service costs.

Other Taxes

The expenses reported as “other taxes” on Petrobras’ consolidated income statement consist of various taxes on financial transactions. In 2007, most of this line item consisted of CPMF, a tax payable in connection with certain bank account transactions. “Other taxes” are properly classified under Rule 5-03 of Regulations S-X as non-operating expenses because they relate to financial transactions.

In future annual reports on Form 20-F, Petrobras will change the description of the “other taxes” line item in Item 5 as follows: “Other taxes consist of various taxes on financial transactions.” On pages 68 and 74 of the 2007 Form 20-F, this language incorrectly refers to value-added and sales taxes.

Comment

7.         Please revise your auditors’ report to include a signature, or electronic indication of a signature, as well as the city and state, or applicable equivalent, of issuance. Refer to Regulation S-X, Rule 2-02.

Response

The KPMG Auditores Independentes report beginning on page F-5 of the 2007 Form 20-F fails to include a conforming signature and does not indicate the city and state where issued.

The original auditor’s report of KPMG Auditores Independentes was manually signed in accordance with Rule 2-02 of Regulation S-X and Rule 302(b) of Regulation S-T. However, the conforming electronic signature required by Rule 302(a) of Regulation S-T was inadvertently omitted from the electronically filed auditor’s report beginning on page F-5 of the 2007 Form 20-F. In future filings, the auditor’s reports of KPMG Auditores Independentes will include a conforming signature as required by Rule 302(a) of Regulation S-T.

Ms. Laura Nicholson

KPMG Auditores Independentes did not specify the city and state of issuance after the signature line on either the manually signed auditor’s report or the electronically filed auditor’s report beginning on page F-5 of the 2007 Form 20-F. The letterhead of the manually signed auditor’s report specifies the city (Rio de Janeiro) and state (Rio de Janeiro State, Brazil) of issuance. In future filings, KPMG Auditores Independentes will indicate the city and state of issuance of its auditor’s reports as required by Rule 2-02 of Regulation S-X.

Comment

8.         Please expand your revenue recognition policy to address when revenue is recognized relative to the delivery of crude oil and oil products, petrochemical products and other products. Also address the other revenue recognition criteria discussed in SAB Topic 13. Additionally, tell us why you have not disclosed your recognition policy with regard to revenues derived from services. We note your earlier disclosure regarding service contracts in Mexico and marketing services provided by PifCo, for example.

Response

In future annual reports on Form 20-F, Petrobras will expand its revenue recognition policy to address the revenue recognition criteria discussed in SAB Topic 13 along the following lines:

Revenue from sales of crude oil and oil products, petrochemical products, natural gas and other related products is recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller's price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customer when delivery occurs pursuant to the terms of the sales contracts. Revenues from the production of natural gas properties in which Petrobras has an interest with other producers are recognized based on the actual volumes sold during the period. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

Petrobras recognizes revenues from services when services are rendered. However, Petrobras does not disclose its revenue recognition policy with regard to revenues derived from services because these revenues are not material when compared to revenues derived from sales of crude oil and oil products, petrochemical products, natural gas and other related products. Service revenues comprised 0.1% of Petrobras’ total revenues in 2007, 0.6% of Petrobras’ total revenues in 2006, and 0.3% of Petrobras’ total revenues in 2005.

Comment

9.         Disclosure appearing on page F-83 indicates that you have assumed a long-term rate of return of 4.00% plus 6.32%, or 10.32%. Explain to us, in reasonable detail, your basis for concluding that this expected long-term rate of return is reasonable. In this regard, we note that the disclosure on page F-77 indicates that a portion of the investments earn 6% plus an inflation adjustment. However, the return on the other investments is either less than that or is unspecified. As part of your response, tell us what the actual return on plan assets has been for each of the last five years.

Ms. Laura Nicholson

Response

Petrobras uses 6.32% as the expected long-term rate of return over inflation on Petros’ assets because 74% of the Petros portfolio is compromised of securities yielding over 6% annually. As explained on pages F-76 and F-77 of the 2007 Form 20-F, 41% of Petros’ portfolio of investments is comprised of government securities yielding 6% annually plus an inflation adjustment tied to the National Consumer Price Index or “IPCA.” Thirty-three percent of Petros’ portfolio is comprised of investment funds yielding interest at the Interbank Deposit Certificate rate or “CDI,” which has been yielding more than 6% annually. As disclosed on page F-83 of the 2007 Form 20-F, Petrobras has assumed an inflation rate of 4% for purposes of estimating the long-term rate of return on Petros’ assets. It is therefore reasonable to assume a long-term rate of return on Petros’ assets of 4% (inflation) plus 6.32% (estimated minimum return on 74% of Petros’ assets), or 10.32%.

As shown in the table below, the actual return on Petros’ assets has exceeded 10.32% in each of the last five years.

Year	Actual Return on Petros Assets
2007	24.10%
2006	18.60%
2005	20.10%
2004	20.40%
2003	24.20%

* * *

The Companies make the following acknowledgments:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	comments of the Commission staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Laura Nicholson

* * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2414.

Very truly yours,

/s/ Marcos Antonio Silva Menezes

__________________________________

Petróleo Brasileiro S.A.—PETROBRAS

Name: Marcos Antonio Silva Menezes

Title:   Chief Accounting Officer

/s/ Sérvio Túlio da Rosa Tinoco

__________________________________

Petrobras International Finance Company

Name: Sérvio Túlio da Rosa Tinoco

Title:   Chief Financial Officer

cc:	Roger Schwall Assistant Director Division of Corporation Finance Securities and Exchange Commission

Nicolas Grabar Cleary Gottlieb Steen & Hamilton LLP